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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                     NAI TECHNOLOGIES, INC. (Name of Issuer)
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                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                   62872H 10 7
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                                 (CUSIP Number)

                                Charles S. Holmes
                                  P.O. Box 2850
                              Southampton, NY 11969
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box   [  ].

                       (Continued on following page(s))

                               Page 1 of 25 Pages

                         Exhibit Index Appears on Page 7


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                                                         Page 2 of 25 Pages


CUSIP No.  62872H 10 7

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Charles S. Holmes
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2       CHECK THE APPROPRIATE BOX IF A MEMBER             (a) [  ]
        OF A GROUP                                        (b) [  ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS                                        n/a
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [  ]
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION                U.S.A.
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   NUMBER             7      SOLE VOTING POWER            3,055,000(1) shares
     OF               ----------------------------------------------------------
   SHARES
BENEFICIALLY          8      SHARED VOTING POWER              0
    OWNED             ----------------------------------------------------------
     BY
    EACH              9      SOLE DISPOSITIVE POWER       3,055,000(1) shares
  REPORTING           ----------------------------------------------------------
   PERSON
    WITH              10     SHARED DISPOSITIVE POWER         0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                            3,431,000(1) shares
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [  ]
        CERTAIN SHARES
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   30.2%(1)
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14      TYPE OF REPORTING PERSON                   IN
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(1)See Item 5 hereof.



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Item 1. Security and Issuer.

               This Statement on Schedule 13D relates to shares of Common Stock, par value $.10 per share (the " NAI Common Stock"), of NAI Technologies, Inc., a New York corporation (the "Company" or "NAI"), whose principal executive offices are located at 282 New York Avenue, Huntington, New York 11743.

Item 2. Identity and Background.

               (a)-(c) This Statement is filed by Charles S. Holmes, the President and sole stockholder of Asset Management Associates of New York, Inc., a New York-based firm specializing in acquisitions of manufacturing businesses, whose executive office is located at P.O. Box 2850, Southampton, New York 11969.

               (d)-(f) During the five years prior to the date hereof, Mr. Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holmes is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

               Not Applicable

Item 4. Purpose of the Transaction.

               A. In connection with an Agreement and Plan of Merger, dated as of August 26, 1998 (the "Merger Agreement"), among the Company, DRS Technologies, Inc. ("DRS") and DRS Merger Sub, Inc., whereby NAI shareholders will receive 0.23 a share of DRS common stock ("DRS Common Stock") for each outstanding share of NAI Common Stock held, subject to adjustment, Mr. Holmes entered into a Shareholder's Agreement, dated as of August 26, 1998 (the " Holmes Agreement"), with DRS in which Mr. Holmes agreed, among other things, to vote the shares of NAI Common Stock owned by him in favor of the Merger Agreement and the transactions contemplated thereby (the "Merger").

               Under the Holmes Agreement, Mr. Holmes also agreed (i) to exchange any (a) warrants of the Company (the "Warrants") to purchase shares of NAI Common Stock, and (b) the 12% Convertible Subordinated Promissory Note due 2001 of the Company ("Company Notes"), owned by him upon the consummation of the Merger in accordance with the terms of the Merger Agreement



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(other than those Warrants to be used in the Wilcom Sale, as defined below), and
(ii) to refrain from selling (a) any of the NAI Common Stock owned by him for the consecutive 62-day trading period ending on the effective date of the Merger, and (b) the DRS Common Stock received by him pursuant to the Merger for a period of 18 months following the consummation of the Merger.

               B. It is a condition to the consummation of the Merger that the Company and Mr. Holmes will enter into a stock purchase agreement (the "Wilcom Agreement"), providing for the sale by the Company of its wholly-owned subsidiary, Wilcom, Inc. ("Wilcom"), to Mr. Holmes (the "Wilcom Sale"). Pursuant to the Wilcom Agreement, NAI will sell its shares of Wilcom to Mr. Holmes for a purchase price of (i) $150,000, (ii) the surrendering of 300,000 warrants to purchase shares of NAI Common Stock at a purchase price of $3.00 per share owned by Mr. Holmes (the "$3.00 Warrants") and (iii) the surrendering of the 1,750,000 warrants to purchase shares of NAI Common Stock at a purchase price of $2.50 per share owned by Mr. Holmes (the "$2.50 Warrants"). The Wilcom Agreement will provide that, among other things, it is a condition of the closing of the Wilcom Sale that the Merger shall have received the necessary approval from the stockholders of DRS and the Company.

               C. Pursuant to and as a condition of the Merger Agreement, the Charles S. Holmes 1997 Trust (the "Trust"), as the owner of record of 219,000 shares (the "Trust Shares") of NAI Common Stock and 157,000 warrants to purchase shares of NAI Common Stock at a purchase price of $2.50 per share (the "Trust Warrants" and together with the Trust Shares, the "Trust Securities"), entered into a Shareholder's Agreement, dated as of August 26, 1998 (the "Trust Agreement"), with DRS in which the Trust agreed, among other things, to vote the Trust Shares in favor of the Merger.

               Under the Trust Agreement, the Trust also agreed (i) to exchange the Trust Warrants owned by it upon the consummation of the Merger in accordance with the terms of the Merger Agreement, and (ii) to refrain from selling (a) any of the NAI Common Stock owned by it for the consecutive 62-day trading period ending on the effective date of the Merger, and (b) the DRS Common Stock received by it pursuant to the Merger for a period of 18 months following the consummation of the Merger. The Trust Securities, the beneficiary of which is Carrie Catherine Holmes, were contributed into the Trust by Ms. Diane Holmes.

               Reference is hereby made to Item 6 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the Company's securities.

               Except as indicated in this Schedule 13D, Mr. Holmes currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



                                      -4-

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Item 5.  Interest in Securities of the Issuer.

               (a) As of August 26, 1998, the Company had a total of 9,179,567 shares of NAI Common Stock issued and outstanding. Mr. Holmes is the "beneficial owner", as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations thereunder, of (i) 1,000,000 shares of NAI Common Stock (referred to elsewhere herein as the "Shares") received upon conversion of the Holmes Note (as defined herein), constituting 10.9% of the Company's total outstanding shares of NAI Common Stock, and (ii) as hereinafter described, 2,431,000 additional shares of NAI Common Stock, which combined with the Shares constitute 30.2% of the Company's total outstanding shares of NAI Common Stock, as determined in accordance with Rule 13d-3 of the Exchange Act.

               In connection with the Company's Private Placement discussed in
Item 6 of the Schedule 13D, Mr. Holmes purchased a Company Note in the aggregate unpaid principal amount of $2,000,000 (the "Holmes Note") and 500,000 of the $2.50 Warrants. In addition, the Company granted to Mr. Holmes 1,200,000 of the $2.50 Warrants for past advisory services in connection with the Private Placement and the engagement of Commonwealth Associates as the Company's placement agent. Mr. Holmes exercised his right to convert the Holmes Note into 1,000,000 shares (the "Shares") of NAI Common Stock. The Company also granted to Mr. Holmes the $3.00 Warrants, in connection with the conversion of the Holmes Note into the Shares. On October 21, 1997, Mr. Holmes purchased the remaining 50,000 of the $2.50 Warrants in the open market. The $2.50 Warrants and the $3.00 Warrants are sometimes collectively referred to as the "Investment Warrants."

               As discussed in Item 3 of Amendment No. 2, on August 7, 1996, Mr. Holmes was reelected as a director of the Company and was granted options (the "Stock Options") to purchase 5,000 shares of NAI Common Stock at a price of $3.44 per share, exercisable at any time between August 7, 1997 and August 7, 2006, pursuant to the 1993 Stock Option Plan for Directors, as amended.

               As a result of the ownership by Mr. Holmes of the Investment Warrants and the Stock Options, and the ownership by the Trust of the Trust Securities, Mr. Holmes currently may be deemed to own beneficially 2,431,000 additional shares of NAI Common Stock.

               It should be noted that, as a result of certain provisions in the $3.00 Warrants, the number of shares of NAI Common Stock which Mr. Holmes may be entitled to receive upon exercise of the Investment Warrants is subject to change.

               Except as set forth in Item 5(a), Mr. Holmes does not own any shares of NAI Common Stock and is not the "beneficial owner" of any such shares, as such term is defined in the Exchange Act or the rules and regulations thereunder.




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               (b) Mr. Holmes possesses the sole power to vote and dispose of, and to direct the voting and disposition of, the Shares as a result of the conversion of the Note into the Shares.

               Except as set forth in the immediately preceding paragraph, Mr. Holmes does not possess the power to vote or dispose of any shares of NAI Common Stock unless the (i) Investment Warrants and (ii) Stock Options are exercised for shares of NAI Common Stock, which Mr. Holmes has no current intention of doing except as may be required pursuant to the Holmes Agreement. Only in the event of such exercise may Mr. Holmes be deemed to have the sole power to vote and dispose of, and to direct the voting and disposition of, the shares of NAI Common Stock referenced above. Mr. Holmes does not possess the power to vote or dispose of any of the Trust Securities.

               (c) Except as set forth herein, Mr. Holmes does not beneficially own any shares of NAI Common Stock and has not engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

               (d) & (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


               Except as  described  herein and in previous amendments to this
Schedule 13D, Mr. Holmes has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. Mr. Holmes reserves the right to enter into any such contracts, arrangements, understandings or relationships in the future.

               The description of the transactions discussed in Item 4 is further described in the Shareholder's Agreement, dated as of August 26, 1998, between Charles S. Holmes and DRS Technologies, Inc., the Shareholder's Agreement, dated as of August 26, 1998, between Charles S. Holmes 1997 Trust and DRS Technologies, Inc. and the Press Release of the Company, issued on August 26, 1998. Reference is made to such documents which are attached hereto as
Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and each such document is incorporated herein by reference for all of its terms and conditions.



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Item 7.  Material to be Filed as Exhibits.

               1. Shareholder's Agreement, dated as of August 26, 1998, between Charles S. Holmes and DRS Technologies, Inc.

               2. Shareholder's Agreement, dated as of August 26, 1998, between Charles S. Holmes 1997 Trust and DRS Technologies, Inc.

               3. Press Release of the Company, dated August 26, 1998.



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 1998
                                     /s/ Charles S. Holmes
                                     ___________________________________________
                                     Charles S. Holmes



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